Exhibit 99.2

EARLY WARNING REPORT

UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND),
SECTION 126 OF THE SECURITIES ACT (NEW BRUNSWICK),
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
AND
NATIONAL INSTRUMENT 62-103

1.	Name and address of the Offeror:

Kinross Gold Corporation (“Kinross”)
40 King St. West, Scotia Plaza, 52nd Floor
Toronto, Ontario
M5H 3Y2

2.
Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On June 4, 2008 Kinross announced that it had entered into a purchase and sale agreement with Brett Resources Inc. (“Brett”) whereby Brett had agreed to purchase Kinross’ 40% interest in the Hammond Reef Project located near Atikoken, Ontario in consideration for 14 million shares of Brett and a 2% net smelter returns royalty on future production from the property.

3.
Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

Upon completion of the transaction Kinross will hold 17,095,313 common shares of Brett, representing approximately 31% of Brett’s issued and outstanding common shares.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in question 3 over which:

(i)	the Offeror, either alone or together with any joint actors, has ownership and control:

Kinross will hold 17,095,313 common shares of Brett, representing approximately 31% of Brett’s issued and outstanding common shares.

(ii)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor:

Not applicable.

(iii)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.	Name of the market in which the transaction or occurrence that gave rise to the news release took place:

Not applicable.

6.
Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Not applicable.

7.
General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Pursuant to the terms of the Purchase and Sale Agreement with Brett, Brett has agreed to purchase Kinross’ 40% interest in the Hammond Reef Project located near Atikokan, Ontario in exchange for 14 million shares of Brett and a 2% net smelter returns royalty on future production on the property.

8.	Names of any joint actors in connection with the disclosure required by Appendix E to NI 62-103:

Not applicable.

9.
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

The shares will be issued as part of the consideration that Kinross will receive for the sale and transfer of its 40% interest in the Hammond Reef Project to Brett

10.
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of NI 61-103 in respect of the reporting issuer’s securities:

Not applicable.

DATED at Toronto, Ontario, this 4th day of June, 2008.

KINROSS GOLD CORPORATION

By:	//Shelley M. Riley//
	Name:	Shelley Riley
	Title:	Vice President, Administration and Corporate Secretary